Enservco Corporation

501 S. Cherry Street, Suite 320

Denver, Colorado 80246

September 6, 2013

Ms. Anne Nguyen Parker

Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C. 20549

RE:	Enservco Corporation
Form 10-K for the fiscal year ended December 31, 2012
Filed March 28, 2013
SEC File No. 0-09494

Dear Ms. Parker:

Enservco Corporation (“Enservco”) received your correspondence dated August 26, 2013 offering comments on Enservco’s Form 10-K for the fiscal year ended December 31, 2012 (the “2012 Form 10-K”). This letter responds to your four comments listed therein. We have repeated your comments in italics and then provided our response below each comment. We would like to discuss these with you if you have any questions before going through the process of amending the Form 10-K.

1.	Dependence on One or a Few Major Customers, page 11

We note that you have not identified your two customers who each represent greater than 10% of your consolidated revenues and whose loss could have a material adverse effect on your results of operation. Please expand your disclosure to identify these customers.

The relevant disclosure on page 12 of the 2012 Form 10-K is as follows:

During the fiscal year ended December 31, 2012, two of the Company’s customers accounted for more than 10% of consolidated revenues, both at approximately 11%; no other customers exceeded 7% of revenues. Nevertheless, the Company’s top five customers in 2012 accounted for approximately 40% of its total revenues. The loss of any one of these customers or a sustained decrease in demand by any of such customers could result in a substantial loss of revenues and could have a material adverse effect on Enservco’s results of operations.

Enservco is a smaller reporting company as defined in Item 10 of Regulation S-K. While Item 101(c)(1)(vii) requires the disclosure of the customer name and relationship for those customers making up 10% or more of a registrant’s revenues, as a smaller reporting company, Enservco may take advantage of scaled disclosure as described in Item 101(h)(4)(vi) of Regulation S-K. That provision allows smaller reporting companies to only disclose the fact of “dependence on one or a few major customers” without a requirement to identify such customers applicable to larger companies.

We believe that the SEC adopted the different rules for smaller reporting companies such as Enservco because of the concern that the disclosure of the names of the companies who provide a significant portion of the smaller reporting company’s revenues may give those companies and the smaller reporting company’s competitors unfair financial or contractual leverage over the smaller reporting company. Enservco believes that disclosure by it of its customer names may adversely impact its business and business relationships.

Enservco believes that it has complied with the scaled disclosure requirements of Item 101(h)(4)(vi); Enservco also believes that the names of its customers are not material to its stockholders or to the investment community, and that the existing disclosure adequately discloses the related risks when it says (also on page 12 of the 2012 Form 10-K):

While the Company believes its equipment could be redeployed in the current market environment if Dillco and/or Heat Waves lost any material customers, such loss could have an adverse effect on the Company’s business until the equipment is redeployed. Except as discussed in the preceding sentences, we believe that the market for Enservco’s services is sufficiently diversified that it is not dependent on any single customer or a few major customers.

Please note that there is also a risk factor to that effect on page 18 of the 2012 Form 10-K, entitled “We depend on several significant customers, and a loss of one or more significant customers could adversely affect our results of operations.”

2.	Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 35.

Please expand your overview to provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company’s executives are most focused for both the short and long term. See Section III.A of SEC Release 33-8350 (Nov. 29, 2003). For example, discuss the causes and effects of debt and equity financings on your continuing and expanding operations. In this regard, we note your disclosure at page 53 that your ability to fund operating cash flow shortfalls, fund capital expenditures, and make acquisitions will depend on your operating performance and the availability of equity and debt financings.

We note your comment and propose the following language on page 45 of the 2012 Form 10-K as new disclosure under the caption “Results of Operations”:

Results of Operations:

[existing disclosure] For 2012, the Company recognized income from operations of approximately $1.7 million. For the same period in 2011, the Company recognized a loss from operations of approximately $1.6 million. As discussed within the Cost of Revenues and Gross Profit, General and Administrative Expenses, and Depreciation and Amortization sections above, the approximate $3.3 million positive swing in our results from operations during 2012, as compared to 2011, was primarily a result of an approximate $7.6 million or 32% increase in revenues, with the cost of revenues from continuing operations as a percentage of revenues remaining relatively consistent year-over-year, and an approximate $1.2 million or 29% decrease in depreciation expense.

[existing disclosure] Management believes that this improvement in our results of operations reflects the beneficial effect of our expanded and increased operations (as discussed throughout this report), a focus on obtaining profitability, and the benefit of the colder weather in the first and last quarters of the year. We believe that as long as we are able to control our costs and increase our revenues as a result of our expanding geographical regions and service areas, our financial performance will continue to improve over the long run, although on a quarter-to-quarter basis, there may still be periods of loss due to the seasonality of our operations, as discussed several times herein.

[proposed disclosure to be added] Our operations in 2011 and early 2012 were negatively impacted by unseasonably warm weather which reduced our operating cash flows and limited our available working capital. Our new lending arrangements achieved in November 2012 have led toward greater operational flexibility. This has enabled Enservco to acquire more equipment and continue to expand its operations. That, plus improved weather for Enservco’s operations during the first half of calendar year 2013, have led to an improvement in current assets ($9.6 million at December 31, 2012 as compared to $12.5 million at June 30, 2013) and working capital ($1.5 million at December 31, 2012 and $7.8 million at June 30, 2013). This compares favorably to negative working capital reflected on Enservco’s balance sheets for September 30, 2012 ($(595,000)) and December 31, 2011 ($(2.7 million)).

[proposed disclosure to be added – from June 30, 2013 Form 10-Q] At June 30, 2013, we had approximately $5.7 million of cash and cash equivalents and approximately $1.8 million available under our asset based, revolving credit facility. Cash generated from operations during the first six months of our 2013 fiscal year has significantly improved our working capital situation. Based on our existing operating performance, coupled with the November 2012 refinancing, we believe we will have adequate funds to meet operational and capital expenditure needs for the remainder of fiscal year 2013 and beyond. However, if our estimates about our future operating performance turn out to be inaccurate, or if we are unable to raise additional capital in the absence of positive future operating performance, the Company will adjust its capital expenditures accordingly.

3.	Liquidity and Capital Resources, page 50

We note your disclosure that at December 31, 2012 you had approximately $2.8 million available under your revolving credit facility. Please disclose how interest rates are calculated and any material covenants.

We note your comment and propose the following language, to begin after the paragraph that reads as follows:

[existing disclosure] In current and prior periods, we have relied on cash generated from operations and borrowings under our credit facility to satisfy our liquidity needs. Our ability to fund operating cash flow shortfalls, fund capital expenditures, and make acquisitions will depend upon our future operating performance, and more broadly, on the availability of equity and debt financing, of which there can be no assurance and which will be affected by prevailing economic conditions in our industry and financial, business and other factors, some of which are beyond our control. At December 31, 2012, we had approximately $2.8 million available under our asset based, revolving credit facility ([to be added] approximately $1.8 million available at June 30, 2013).

[proposed disclosure to be added; derived from Note 8 to financial statements and June 30, 2013 Form 10-Q] The revolving credit facility has a variable rate interest of 3.25% plus the one month Libor and is secured with inventory and accounts of the company. The revolving credit facility also has a facility fee of .375% per annum, which is applied to any undrawn portion of the maximum revolving advance amount.

[proposed disclosure to be added] The revolving credit facility has certain customary financial covenants that include, among others, (i) an annual limit on capital expenditures, (ii) a minimum fixed charge coverage ratio, and (iii) a minimum tangible net worth.

The minimum net tangible net worth covenant is set annually by the lender based upon financial projections of the company and is measured on a quarterly basis. For 2013 the covenant requirement ranges from $4,244,000 to $5,114,000. Enservco and the lender will determine the 2014 covenant amounts after Enservco submits its 2014 financial projections to the lender.

The fixed charge coverage ratio must be not less than 1.1:1, measured as of the last day of each fiscal quarter, and must be determined based on trailing twelve month information. The agreement defines the fixed charge coverage ratio to be the ratio of (a) adjusted EBITDA for such period minus (i) unfinanced capital expenditures made during such period and (ii) cash taxes paid during such period to (b) all senior debt payments during such period.

4.	Exhibits

Please file the employment agreement with Mr. Peitz as an exhibit.

A copy of Mr. Peitz’s employment agreement (which was amended and dated May 10, 2012) will be filed as an exhibit to our amended Form 10-K.for the year ended December 31, 2012.

When Enservco files its amendment to the 2012 Form 10-K addressing the foregoing comments (after discussion with the SEC and clarification of any remaining issues), Enservco will acknowledge that (and Enservco currently acknowledges that):

  Enservco is responsible for the adequacy and accuracy of the disclosure in the filing;
  SEC staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and
  Enservco may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please let us know if these responses address your concerns satisfactorily.

Respectfully submitted,

ENSERVCO CORPORATION

/s/ Rick D. Kasch, President